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FEB 28 2011
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Valley Wealth Management
Elliot - Lodgerwood & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Main Street
(No. and Street)

Klamath Falls, (City) OR (State) 97601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alison Hulbert 541-882-5488 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 SW Broadway #1200, (Address) Portland, (City) OR (State) 97205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018606

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/2011

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin Ledgerwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Valley Wealth Management, as of 2.24, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
DEBRA D. DI NAPOLI
NOTARY PUBLIC-OREGON
COMMISSION NO. 455666
MY COMMISSION EXPIRES FEBRUARY 01, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Elliott-Ledgerwood & Company
d.b.a. South Valley Wealth Management

We have audited the accompanying statements of financial condition of Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management (the Company) as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
February 23, 2011

	December 31, 2010	December 31, 2009
ASSETS		
ASSETS		
Cash and cash equivalents	$ 235,850	$ 170,174
Commissions receivable		
Clearing brokers	32,491	28,019
Other receivables	16,004	29,761
Prepaid expenses	10,619	9,029
Equipment and vehicles, net	18,173	32,752
Deposit at clearing organization, restricted	50,000	50,000
Income tax receivable	24,084	49,904
TOTAL ASSETS	$ 387,221	$ 369,639
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 50,086	$ 57,675
Accrued payroll	34,034	43,779
Deferred tax liability	7,238	9,979
Total liabilities	91,358	111,433
COMMITMENTS (Note 4)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 10,000 shares authorized; 6,292 shares issued and outstanding	74,975	74,975
Retained earnings	220,888	183,231
Total stockholder's equity	295,863	258,206
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 387,221	$ 369,639

See accompanying notes.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Elliott-Ledgerwood & Company ("Elliott-Ledgerwood" or "the Company"), which began doing business as South Valley Wealth Management in 2006, is a securities brokerage firm that was incorporated under the laws of the State of Oregon on November 22, 1983. The Company provides brokerage and investment advisory services within southern Oregon and northern California and operates as a wholly-owned subsidiary of South Valley Bancorp, Inc. (Parent). The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA).

Basis of presentation – All transactions are recorded on the accrual basis of accounting.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents – For purposes of the statements of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less.

Commissions receivable – Commissions receivable are recorded net of clearing expenses.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. Rarely, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

Marketable securities – The Company held no marketable securities at December 31, 2010 and 2009.

Equipment and vehicles – New acquisitions of equipment and vehicles are recorded at cost when acquired by the Company. Depreciation is provided using the straight-line method over estimated useful lives, ranging from three to five years.

Restricted clearing deposits – The Company is required by its clearinghouse to maintain a fixed amount in a clearing account. This amount is included on the balance sheet as "deposit at clearing organization, restricted." The Company has granted the clearinghouse a security interest in this account. The clearinghouse may access the account for any fees the Company owes to the clearinghouse but has not paid. Interest earned on the account is paid monthly to the Company.

Income taxes – Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions on January 1, 2009, which had no financial statement impact to the Company.

As of January 1, 2009, the date of adoption, and as of December 31, 2010 and 2009, the Company had no unrecognized tax benefits. The Company does not anticipate that the amount of unrecognized tax benefits will significantly change in the next 12 months. There were no interest and penalties related to income taxes accrued for the years ended December 31, 2010 and 2009. The Company files consolidated U.S. federal and Oregon income tax returns with its Parent company, which are subject to examination by the taxing authorities for years 2006 and later.

Concentration of credit risk – The Company occasionally carries balances on deposit at South Valley Bank & Trust, a wholly-owned subsidiary of the Parent company, which are in excess of the amount insured by the FDIC.

Subsequent events – Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued. Management has evaluated events and transactions for potential recognition or disclosure through February 23, 2011, the date the financial statements were issued.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $232,896, which was $182,896 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .39 to 1 at December 31, 2010. At December 31, 2009, the Company had net capital of $137,306, which was $87,306 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .81 to 1 at December 31, 2009.

NOTE 3 – EQUIPMENT AND VEHICLES

Equipment and vehicles consisted of the following as of December 31:

	2010	2009
Equipment	$ 86,890	$ 84,905
Vehicles	26,171	26,171
	113,061	111,076
Accumulated depreciation	(94,888)	(78,324)
	$ 18,173	$ 32,752

NOTE 4 – COMMITMENTS

The Company has entered into noncancellable leases for office space for its operating locations in Klamath Falls, Grants Pass, Medford, and Bend, Oregon. The Company leases its office space in Bend, Grants Pass, and Medford, Oregon from South Valley Bank & Trust. These leases expire in May 2011.

Future minimum lease payments under noncancellable operating leases are as follows:

Year ending December 31,	2011	$ 40,821
	2012	3,300
		$ 44,121

NOTE 5 – RELATED-PARTY TRANSACTIONS

In the normal course of business, the Company provides and receives services among related parties. Services provided to related parties primarily involve the Trust Department of South Valley Bank & Trust. Commissions receivable by the Company from this affiliate as of December 31, 2010 and 2009, were $10,091 and $9,459, respectively. Commissions payable to the affiliate as of December 31, 2010 and 2009, were $3,575 and $3,111, respectively.

NOTE 6 – EMPLOYEE STOCK OWNERSHIP PLAN

The Parent has established an employee stock ownership plan (ESOP) for the benefit of employees of the Parent as well as the Company. The ESOP allows participation by all permanent employees over the age of 18 who have also met minimum service requirements. Employer contributions to the ESOP are at the discretion of the Board of Directors and are used to purchase shares of the Parent's common stock. Employees are permitted to contribute up to 100% of eligible compensation, subject to statutory limitations. Employee contributions vest in the ESOP immediately, while Company contributions to a discretionary account vest after three years and Company contributions to a basic contribution and incentive account vest immediately.

NOTE 7 – INCOME TAXES

The Company's deferred tax liability of $7,238 and $9,979 at December 31, 2010 and 2009, respectively, relates to temporary differences between book and tax depreciation and the timing of deductions related to prepaid expenses.

MOSS ADAMS LLP

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Report of Independent Registered Public Accounting Firm and Statements of Financial Condition for

Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management

SEC. File No. 8-31126
December 31, 2010 and 2009